Exhibit 99.1

Seanergy Maritime Reports Second Quarter and First Half Financial Results for the Periods Ended June 30, 2025
Declares Quarterly Cash Dividend of $0.05 Per Share

Highlights
(in million USD, except EPS)	Q2 2025	Q2 2024	6M 2025	6M 2024
Net Revenues	$37.5	$43.1	$61.7	$81.4
Net income / (loss)	$2.9	$14.1	$(4.0)	$24.3
Adjusted net income / (loss) [1]	$3.8	$16.0	$(1.7)	$27.6
EBITDA[1]	$17.4	$25.8	$24.0	$47.4
Adjusted EBITDA[1]	$18.3	$28.0	$26.3	$51.2

Earnings / (loss) per share Basic and Diluted	$0.14	$0.68	$(0.20)	$1.18
Adjusted earnings / (loss) per share Basic[1]	$0.18	$0.78	$(0.09)	$1.35
Adjusted earnings / (loss) per share Diluted[1]	$0.18	$0.77	$(0.09)	$1.34
Other Highlights and Developments:
■	Fleet TCE[2] of $19,807, a 6% outperformance over the Baltic Capesize Index (“BCI”)
■	Declared $0.05 per share quarterly cash dividend – 15th consecutive quarterly dividend for aggregate cash dividends of $2.31 per share, totaling $44.2 million
■	Completed $110.6 million total financings and refinancings year-to-date, including $22.5 million for the M/V Blueship

1 Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.
2 TCE rate is a non-GAAP measure. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

August 5, 2025 – Athens, Greece – Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP), a leading pure-play Capesize shipping company, today reported its financial results for the second quarter and six months ended June 30, 2025, and announced a quarterly cash dividend of $0.05 per common share—marking the 15th consecutive quarterly dividend under its capital return policy.
For the quarter ended June 30, 2025, the Company generated Net Revenues of $37.5 million, compared to $43.1 million in the second quarter of 2024. Adjusted EBITDA for the quarter was $18.3 million, compared to $28.0 million in the same period of 2024. Net Income and Adjusted Net Income for the quarter were $2.9 million and $3.8 million, respectively, compared to Net Income of $14.1 million and Adjusted Net Income of $16.0 million in the second quarter of 2024. The Company’s fleet achieved a daily Time Charter Equivalent (“TCE”) of $19,807 for the second quarter of 2025, which represents a 6% premium over the average BCI of $18,681 for the same period.
For the six-month period ended June 30, 2025, the Company generated Net Revenues of $61.7 million, compared to $81.4 million in the same period of 2024. Net Loss and Adjusted Net Loss for the six months were $4.0 million and $1.7 million, respectively, compared to Net Income of $24.3 million and Adjusted Net Income of $27.6 million in the respective period of 2024. Adjusted EBITDA for the six months was $26.3 million, compared to $51.2 million for the same period of 2024. The daily TCE rate of the fleet for the first six-month period of 2025 was $16,679, compared to $25,365 in the same period of 2024. The average daily OPEX was $6,937 compared to $6,999 of the respective period of 2024.
Cash and cash-equivalents and restricted cash, as of June 30, 2025, stood at $25.4 million. Shareholders’ equity at the end of the second quarter was $257.7 million. Long-term debt (senior loans and other financial liabilities) net of deferred charges stood at $307.7 million, while the book value of the fleet, including a chartered-in vessel, was $539.9 million.
Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:
“Despite a volatile start to 2025, Seanergy returned to profitability in the second quarter, thanks to a stronger Capesize market and our strategic hedging activities. With a fleet of 21 Capesize vessels and a modest loan-to-value ratio of approximately 50%, we are well-positioned to capitalize on favorable market fundamentals. Our board of directors has declared a discretionary dividend of $0.05 per share under our dividend policy, our 15th consecutive quarterly distribution, reflecting our healthy balance sheet and the positive market direction. We are optimistic about enhancing shareholder rewards in the seasonally stronger second half of the year.
“Turning to our commercial performance for the quarter, our daily time charter equivalent of $19,807 outperformed the Baltic Capesize Index by around 6%. Our strategy enabled us to take advantage of the abrupt upward move in the Capesize market in June, while maintaining downside protection through hedging part of our index-linked exposure. For the third quarter, we have already fixed about 62% of our days at a rate of $22,375, with a projected total fleet TCE of $23,081. For the second half of the year, seven of our 21 vessels will earn an average fixed rate of approximately $22,400, providing clear earnings visibility amidst an uncertain macroeconomic backdrop, while our open exposure positions us to benefit from potential upside in what remains a constructive Capesize market.
“Concerning our financing activities, we have completed $110.6 million total financings and refinancings year-to-date, including a $22.5 million sale and leaseback transaction for the M/V Blueship. We now have no further debt maturities in 2025. This, along with our prudent approach on leverage and liquidity, ensures we can generate sustainable cash flows, return value to shareholders, and retain flexibility for future growth.
“The Capesize market showed meaningful improvement in the second quarter of the year, with the Baltic Capesize Index averaging approximately $18,700 per day, up from about $13,000 in the first quarter. This was driven mainly by a 16% rise in combined iron ore exports from Australia and Brazil, following the seasonally weak first quarter. West African Bauxite exports continued their strong momentum, rising approximately 33% year-over-year in the first half of 2025. This growth trend is expected to continue through year-end, supported by the increasing demand of the commodity.
“On the supply side, the Capesize orderbook remains at historically low levels at around 8% of the existing fleet, while approximately 7% of the fleet is 20 years or older. With tightening environmental regulations rendering older tonnage less competitive, we expect net fleet growth to remain modest in the coming years. Taken together with the trend of rising Atlantic Basin mineral exports, market fundamentals point to a favorable balance and continued resilience in Capesize charter rates, even amid ongoing macroeconomic uncertainty.
“Looking forward we believe that our fleet composition, healthy balance sheet and favorable mix of index-linked and fixed-rate charters position Seanergy well in this market environment.”

Company Fleet:
Vessel Name	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	FFA conversion option(1)	Minimum time charter (“T/C”) expiration	Maximum T/C expiration(2)	Charterer
Titanship	207,855	2011	NACKS	-	T/C Index Linked	No	09/2026	03/2027	Costamare
Meiship	207,851	2013	Imabari	-	T/C Index Linked	No	02/2026	06/2026	Costamare
Patriotship	181,709	2010	Imabari	Yes	T/C Index Linked	Yes	10/2025	03/2026	Glencore
Dukeship	181,453	2010	Sasebo	-	Spot Employment	No	N/A	N/A	NYK
Paroship	181,415	2012	Koyo -Imabari	Yes	T/C Index Linked	Yes	08/2025	01/2026	Oldendorff
Worldship	181,415	2012	Koyo – Imabari	Yes	T/C Index Linked	Yes	10/2025	02/2026	NYK
Kaizenship	181,396	2012	Koyo Dock	-	T/C Index Linked	Yes	07/2025	10/2025	MOL
Iconship	181,392	2013	Imabari	-	T/C Index Linked	Yes	03/2026	06/2026	Costamare
Hellasship	181,325	2012	Imabari	-	T/C Index Linked	Yes	04/2026	07/2026	NYK
Honorship	180,242	2010	Imabari	-	T/C Index Linked	Yes	06/2026	10/2026	NYK
Fellowship	179,701	2010	Daewoo	-	T/C Index Linked	Yes	06/2026	11/2026	Anglo American
Championship	179,238	2011	Sungdong SB	Yes	T/C Index Linked	Yes	04/2027	08/2027	Cargill
Partnership	179,213	2012	Hyundai	Yes	T/C Index Linked	Yes	02/2026	05/2026	NYK
Knightship	178,978	2010	Hyundai	Yes	T/C Index Linked	Yes	11/2025	01/2026	Glencore
Lordship	178,838	2010	Hyundai	Yes	T/C Index Linked	Yes	01/2026	05/2026	Costamare
Blueship	178,459	2011	Mitsui SB	-	T/C Index Linked	Yes	06/2026	11/2026	NYK
Friendship	176,952	2009	Namura	-	T/C Index Linked	Yes	12/2025	04/2026	NYK
Flagship	176,387	2013	Mitsui	-	T/C Index Linked	Yes	05/2026	07/2026	Cargill
Geniuship	170,057	2010	Sungdong SB	-	T/C Index Linked	Yes	06/2025	09/2025	NYK
Premiership	170,024	2010	Sungdong SB	Yes	T/C Index Linked	Yes	03/2027	05/2027	Glencore
Squireship	170,018	2010	Sungdong SB	Yes	T/C Index Linked	Yes	03/2027	05/2027	Glencore
Total / Average age	3,803,918	14.1 years	-	-	-	-	-	-	-
(1)	The Company has the option to convert the index-linked rate to fixed for periods ranging between 1 and 12 months, based on the prevailing Capesize FFA rate for the selected period.
(2)	The latest redelivery date does not include any additional optional periods.

Fleet Data:
(U.S. Dollars in thousands)
	Q2 2025	Q2 2024	6M 2025	6M 2024
Ownership days (1)	1,911	1,567	3,689	3,114
Operating days (2)	1,794	1,562	3,507	3,099
Fleet utilization (3)	93.9%	99.7%	95.1%	99.5%
TCE rate (4)	$19,807	$26,636	$16,679	$25,365
Daily Vessel Operating Expenses (5)	$7,222	$6,844	$6,937	$6,999

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. Operating days include the days that our vessels are in ballast voyages without having finalized agreements for their next employment. The Company’s calculation of operating days may not be comparable to that reported by other companies.

(3)
Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for unforeseen events. We believe it provides additional meaningful information and assists management in making decisions regarding areas where we may be able to improve efficiency and increase revenue and because we believe that it provides useful information to investors regarding the efficiency of our operations.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, which is not a recognized measure under U.S. GAAP, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)
	Q2 2025	Q2 2024	6M 2025	6M 2024
Vessel revenue, net	36,664	42,592	60,340	80,366
Less: Voyage expenses	1,131	986	1,847	1,760
Time charter equivalent revenues	35,533	41,606	58,493	78,606
Operating days	1,794	1,562	3,507	3,099
TCE rate	$19,807	$26,636	$16,679	$25,365

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)
	Q2 2025	Q2 2024	6M 2025	6M 2024
Vessel operating expenses	13,802	11,184	26,346	22,254
Less: Pre-delivery expenses	-	460	757	460
Vessel operating expenses before pre-delivery expenses	13,802	10,724	25,589	21,794
Ownership days	1,911	1,567	3,689	3,114
Daily Vessel Operating Expenses	$7,222	$6,844	$6,937	$6,999

Net income / (loss) to EBITDA and Adjusted EBITDA Reconciliation:
(In thousands of U.S. Dollars)
	Q2 2025	Q2 2024	6M 2025	6M 2024
Net income / (loss)	2,862	14,127	(3,967)	24,288
Interest and finance cost, net	5,472	4,596	10,566	9,235
Depreciation and amortization	9,052	7,065	17,377	13,911
EBITDA	17,386	25,788	23,976	47,434
Stock based compensation	1,138	1,538	2,677	3,017
Loss on extinguishment of debt	-	649	28	649
Loss on forward freight agreements, net	1	26	19	104
Gain on FX forwards	(243)	-	(423)	-
Adjusted EBITDA	18,282	28,001	26,277	51,204

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on forward freight agreements, net, loss on extinguishment of debt, and gain on FX forwards (“Other, net” in statement of operations), which the Company believes are not indicative of the ongoing performance of its core operations.
EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Adjusted Net Income / (Loss) Reconciliation and calculation of Adjusted Earnings Per Share
(In thousands of U.S. Dollars, except for share and per share data)
	Q2 2025	Q2 2024	6M 2025	6M 2024
Net income / (loss)	2,862	14,127	(3,967)	24,288
Stock based compensation	1,138	1,538	2,677	3,017
Loss on extinguishment of debt (non-cash)	-	304	18	304
Gain on FX forwards	(243)	-	(423)	-
Adjusted net income / (loss)	3,757	15,969	(1,695)	27,609
Dividends to non-vested participating securities	(27)	(150)	(66)	(246)
Undistributed earnings to non-vested participating securities	(48)	(534)	-	(936)
Adjusted net income / (loss) – common shareholders	3,682	15,285	(1,761)	26,427
Adjusted earnings / (loss) per common share, basic	0.18	0.78	(0.09)	1.35
Adjusted earnings / (loss) per common share, diluted	0.18	0.77	(0.09)	1.34
Weighted average number of common shares outstanding, basic	20,355,465	19,687,911	20,255,507	19,533,621
Weighted average number of common shares outstanding, diluted	20,444,086	19,832,695	20,255,507	19,659,370

To derive Adjusted Earnings / (Loss) Per Share, a non-GAAP financial measure, from Net Income, we adjust for dividends and undistributed earnings to non-vested participating securities and exclude non-cash items, as provided in the table above. We believe that Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as loss on extinguishment of debt, stock based compensation, gain on FX forwards and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.
Third Quarter 2025 TCE Rate Guidance:
As of the date hereof, approximately 62% of the Company fleet’s expected operating days in the third quarter of 2025 have been fixed at an estimated TCE rate of approximately $22,375. Assuming that for the remaining operating days of our index-linked time charters, the respective vessels’ TCE rate will be equal to $24,763 (based on the FFA curve as of July 25, 2025), our estimated TCE rate for the third quarter of 2025 will be approximately $23,0813. The following table provides the breakdown of index-linked charters and fixed-rate charters in the third quarter of 2025:
	Operating Days	TCE
TCE - fixed rate (incl. FFA conversions)	644	$22,415
TCE – index-linked	1,162	$23,450
Total / Average	1,806	$23,081

3 This guidance is based on certain assumptions and the Company cannot provide assurance that these TCE rate estimates, or projected utilization rates will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, the TCE rate assumed for the remaining operating days of the quarter for an index-linked T/C is equal to $24,763 (based on the FFA curve as of July 25, 2025). Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

Second Quarter and Recent Developments:
Dividend Distribution for Q1 2025 and Declaration of Q2 2025 Dividend
On July 10, 2025, the Company paid a quarterly cash dividend of $0.05 per share for the first quarter of 2025 to all shareholders of record as of June 27, 2025.
The Company has declared a quarterly cash dividend of $0.05 per common share for the second quarter of 2025 payable on or about October 10, 2025, to all shareholders of record as of September 29, 2025.

Commercial Updates
M/V Honorship – New T/C agreement
In June 2025, the M/V Honorship commenced a new T/C employment with Nippon Yusen Kabushiki Kaisha (“NYK”), for a duration of minimum 12 to about 15 months. The gross daily hire is based on the 5 T/C routes of the BCI plus a fixed premium amount, while the Company has the option to convert the daily hire from index-linked to fixed for a minimum period of 2 months to a maximum of 12 months based on the prevailing Capesize FFA curve.

M/V Dukeship – Time-charter trip
In June 2025, the M/V Dukeship commenced a Pacific round voyage, earning a premium over the average of the Baltic C10 Index Route for the duration of the trip.

Financing Updates

M/V Dukeship - Alpha Bank Facility agreement
The Company has agreed to enter into a supplemental agreement to reduce the annual interest rate from 2.90% to 2.40% per annum and replace SOFR with Term SOFR as the reference rate of the loan; the interest rate reduction has retroactive effect from June 2025. In addition, the Company will have the option to pledge cash in the form of time deposits, up to the aggregate amount of the loan outstanding at that time. For the part of the loan equal to the pledged amount, the margin will be reduced to 0.75% per annum for the term of the pledged time deposit, which as per the agreement shall coincide with an interest period of the facility. The supplemental agreement is subject to completion of definitive documentation.

M/V Blueship – Kowa Kaiun Sale and Leaseback agreement
The Company is in the process of finalizing a $22.5 million sale and leaseback agreement for the M/V Blueship with an affiliate of Kowa Kaiun Co. Ltd. to finance the purchase obligation of the M/V Blueship under her existing bareboat charter. The agreement will become effective upon the delivery of the M/V Blueship to the lessor which is expected around August 25, 2025. The Company will sell and charter back the vessel on a bareboat basis for a five-year period and will have continuous options to repurchase the vessel at any time following the second anniversary of the delivery at predetermined prices as set forth in the agreement. The charterhire principal will amortize in a daily bareboat rate of $8,806 payable monthly in advance, bearing an interest rate of 3-month term SOFR plus 2.40% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.
Other Updates

Facility agreement with United
In April 2025, the Company entered into an agreement to provide $2.0 million short-term bridge loan facility to United Maritime Corporation (“United”), bearing interest at an annual rate of 10.0%. The facility was fully repaid on June 17, 2025.
Conference Call:
The Company’s management will host a conference call to discuss financial results on August 5, 2025, at 09:00 a.m. Eastern Time.
Audio Webcast and Earnings Presentation:
There will be a live, and then archived, webcast of the conference call available and accompanying presentation available through the Company’s website. To access the presentation and listen to the archived audio file, visit our website, following the Webcast & Presentations section under our Investor Relations page. Participants to the live webcast should register on Seanergy’s website approximately 10 minutes prior to the start of the webcast, following this link.
Conference Call Details:
Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	June 30, 2025	December 31, 2024*
ASSETS
Cash and cash equivalents and restricted cash	25,394	34,916
Vessels, net, right-of-use asset and advance for vessel acquisition	539,853	488,192
Other assets	32,318	22,745
TOTAL ASSETS	597,565	545,853

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, finance lease liability and other financial liabilities, net of deferred finance costs	307,676	257,588
Other liabilities	32,147	26,086
Stockholders’ equity	257,742	262,179
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	597,565	545,853

*	Derived from the audited consolidated financial statements as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Vessel revenue, net	36,664	42,592	60,340	80,366
Fees from related parties	815	541	1,345	1,060
Revenue, net	37,479	43,133	61,685	81,426
Expenses:
Voyage expenses	(1,131)	(986)	(1,847)	(1,760)
Vessel operating expenses	(13,802)	(11,184)	(26,346)	(22,254)
Management fees	(301)	(184)	(552)	(359)
General and administrative expenses	(4,956)	(4,303)	(9,012)	(8,932)
Depreciation and amortization	(9,052)	(7,065)	(17,377)	(13,911)
Loss on forward freight agreements, net	(1)	(26)	(19)	(104)
Operating income	8,236	19,385	6,532	34,106
Other income / (expenses):
Interest and finance costs	(5,687)	(4,854)	(10,930)	(9,716)
Loss on extinguishment of debt	-	(649)	(28)	(649)
Interest and other income	172	262	337	490
Interest and other income – related party	48	-	48	-
Other, net	93	(17)	74	57
Total other expenses, net:	(5,374)	(5,258)	(10,499)	(9,818)
Net income / (loss)	2,862	14,127	(3,967)	24,288
Net income / (loss) attributable to common shareholders	2,787	13,443	(4,033)	23,106

Net income / (loss) per common share, basic and diluted	0.14	0.68	(0.20)	1.18
Weighted average number of common shares outstanding, basic	20,355,465	19,687,911	20,255,507	19,533,621
Weighted average number of common shares outstanding, diluted	20,444,086	19,832,695	20,255,507	19,659,370

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Six months ended June 30,
	2025	2024
Net cash provided by operating activities	16,239	35,048

Vessels acquisitions and improvements	(35,325)	(34,313)
Advance for vessel acquisition	-	(4,450)
Loan to related party	(2,000)	-
Repayment of loan by related party	2,000	-
Finance lease prepayments and other initial direct costs	(8,150)	(305)
Due from related parties	(188)	-
Net cash used in investing activities	(43,663)	(39,068)

Proceeds from long-term debt and other financial liabilities	88,060	58,279
Repayments of long-term debt and other financial liabilities	(60,274)	(40,576)
Payments of finance lease liabilities	(1,099)	(1,079)
Payments of financing and stock issuance costs	(1,563)	(917)
Payments for repurchase of common stock	-	(1,722)
Dividend payments	(7,388)	(2,492)
Proceeds from other non-current liabilities	166	-
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	-	5,823
Net cash provided by financing activities	17,902	17,316

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for interest	11,031	10,260

Noncash investing activities
Vessels’ improvements	387	-
Right of use assets and initial direct costs	23,897	-

Noncash financing activities
Dividends declared but not paid	1,045	3,108
Financing and stock issuance costs	(177)	2,035

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is a prominent pure-play Capesize shipping company publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 21 vessels (2 Newcastlemax and 19 Capesize) with an average age of approximately 14.1 years and an aggregate cargo carrying capacity of approximately 3,803,918 dwt.
The Company is incorporated in the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.
Please visit our Company website at: www.seanergymaritime.com.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between Israel and Hamas or Iran, China and Taiwan and between Russia and Ukraine; risks associated with the length and severity of pandemics, including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com